Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

August 19, 2022

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Kyle Wiley

Re:	The NFT Gaming Company, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted July 15, 2022
CIK No. 0001895618

Dear Mr. Wiley:

This letter sets forth the responses of The NFT Gaming Company, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2022 concerning the Company’s Draft Registration Statement on Form S-1 (File No. [ ]) filed with the Commission on July 15, 2022 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 4 to the Company’s Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which is being filed herewith.

Amendment No. 3 Draft Registration Statement on Form S-1
Whether a particular non-fungible token (NFT) or other digital or “crypto” asset is a “security”…, page 20

1.

We note the statements in the risk factor on page 20 that the legal test for determining whether a particular crypto asset is a security “evolves over time” and that the “SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution.” Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response:	The Company acknowledges the Staff’s comment and has removed these statements and revised Amendment No. 4. See page 20.

General

2.	We note your response to comment 1, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future

Response:	The Company acknowledges the Staff’s comment and confirms the understanding that the Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with our responses, including any conclusions we have made, positions we have taken and practices we have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that we may develop or mint in the future or that we may support or facilitate the minting or trading of in the future.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031.

Sincerely,

The NFT Gaming Company, Inc.

/s/ Vadim Mats
By:	Vadim Mats
Title:	Chief Executive Officer